ULTRAPETROL (Bahamas) Limited

Second Quarter 2011 Results Presentation

August 12, 2011

Forward Looking Statements & EBITDA

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2010
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol 2Q 11 vs. 2Q 10 & Subsequent Events Highlights

($000's)	Six months ended June 30, 11	Six months ended June 30, 10	% Change	2Q 11	2Q 10	% Change
Revenues	$128,293	$114,837	12%	$69,971	$60,607	15%
Adjusted EBITDA [(1) (2)]	$24,571	$37,244	-34%	$12,653	$17,615	-28%
Net income (loss) as reported	($14,645)	$8,485		($6,962)	$660	
EPS as reported	($0.50)	$0.28		($0.24)	$0.02	
Adjustments to net income as reported						
Unrealized non-cash gains on FFAs [(3)]	-	(1,250)		-	1,251	
Income tax on Exchange Variance Provision [(4)]	2,082	(1,274)		952	(172)	
Adjusted Net income	($12,563)	$5,961		($6,010)	$1,739	
Adjusted EPS (In $ per share)	($0.43)	$0.20		($0.20)	$0.06	

- **The 2Q 11 vs 2Q 10 difference in Adjusted EBITDA was $5.0 million which results from:**
  - **$4.5 million decrease in River Business Adjusted EBITDA**
  - **$0.4 million decrease in Offshore Supply Business Adjusted EBITDA**
  - **$1.7 million decrease in Ocean Business Adjusted EBITDA**
  - **Partially compensated by $1.6 million of other financial items not included in segment EBITDA**

- **2Q 11 revenues increased 12% for the River Business, 12% for the Offshore Supply Business and 27% for the Ocean Business**
- **On May 31, 2011, we signed a Mandate Letter with International Finance Corporation ("IFC") to process a possible financing of our River Business capital expenditure program of up to $25.0 million.**
- **On June 14, 2011, we drew the second advance of $20.0 million under the $40.0 million DVB-Security facility in connection with the delivery of the eighth PSV in our Offshore Supply Business, *UP Jasper***
- **As of June 30, 2011, we held cash & cash equivalents of $45.1 million**

(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(3) Please refer to our 6-K filed August 11, 2011, with US SEC for a full disclosure on Non-Cash Gains on FFAs
(4) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

$550 million invested over the last 4 years on solid growth initiatives

Double Offshore Supply Fleet

Seven vessels currently employed to Petrobras on long-term, profitable rates

One new PSV to start service in September

Four additional PSVs to be delivered within the next 18 months

Brazil transiting through unprecedented growth in offshore exploration which will have global effect in supply/demand of vessels

Offshore markets show sustaining expansion

Double the size of our river operation

Re-engining program will change cost structure – Heavy Fuel – Diesel price gap is widening (~$289/MT)

Soybean and iron ore prices have increased 41% and 97% from October 2009 upto July 2011, respectively

Punta Alvear shipyard has potential to increase fleet static capacity from 1.0 million DWT to 2.3 million DWT in 2015

Soybean production at current growth rate adds 1.0 million tons per year

Iron ore volume is expected to increase 1.5 to 3.0 million tons in 2012 through increased production and new mines

Container Feeder operation initiated

Growth opportunities for Northbound leg. New factories starting activity in the next six months should increase cargo volumes

Average 5,000 TEUs per month carried during 2Q 2011

2 Container Vessels acquired and already in successful operation

ULTRAPETROL


River
Offshore Supply
Ocean

River Business 2Q 2011 Highlights

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Six months ended June 30, 11	Six months ended June 30, 10	% Change	2Q 11	2Q 10	% Change
Volumes	**2,192,227**	**1,979,300**	**11%**	**1,190,017**	**1,106,272**	**8%**
Revenues	**$69,811**	**$58,534**	19%	**$38,535**	**$34,259**	12%
Voyage Expenses	(32,117)	(21,628)	48%	(18,839)	(12,399)	52%
Running Costs	(19,806)	(14,830)	34%	(11,498)	(8,410)	37%
Administrative and commercial expenses	(6,062)	(5,420)	12%	(2,999)	(2,798)	7%
Other operating income	1,591	53	2902%	1,158	56	1968%
Investment in Affiliates	(405)	(132)	207%	(305)	(102)	199%
Other net	(371)	(445)	-17%	(199)	(235)	-15%
Segment Adjusted EBITDA	**$12,641**	**$16,132**	**-22%**	**$5,853**	**$10,371**	**-44%**

- **In 2Q 2011, an unexpected blockage of approximately 48 days of the navigational channel in the High Paraná section of the Hidrovia affected volumes carried and adjusted EBITDA → 7 pushboats and over 140 barges were affected (about 195,000 tons) which translated into a gap of $ 6.5 million in revenues**
- **High Paraná critical passes were dredged and normal navigation resumed in early July**
- **Soybean cargoes mainly delayed to third and fourth quarter wherefrom we do not expect significant impact in our river volumes and results for FY 2011**
- **Despite the operational problems in navigation of High Paraná → 8% increase in net tons transported when comparing 2Q 2011 vs 2Q 2010**
- **Increase in Voyage Expenses is mainly attributable to higher port and pushboat expenses, fuel consumption mainly generated by larger net tons transported, fuel price increases (passthrough) and general increases in voyage expenses during 2Q 11 as compared to 2Q 10**
- **Running costs increased 37% mainly as a result of the increase in net tons transported and higher average crew and maintenance costs caused mainly by the impact of the revaluation of local currencies against the US dollar (or stagnant rate of exchange in the face of inflation)**

1H 2011 vs. 1H 2010 – Breakdown per Net Ton Transported

(In $ / Ton)	1H 2011	1H 2010	Difference	2Q 2011	2Q 2010	Difference
Average Freight Rate	30.26	27.16	11.4%	30.45	27.65	10.1%
Difference	$ 3.10			$ 2.80		
Of which						
Fuel adjustment explains	$2.71, or 10.0%			$3.30, or 11.9%		
Average price increases and cargo mix explain	$0.39, or 1.4%			$-0.50, or -1.80%		

(In $ / Ton)	1H 2011	1H 2010	Difference	2Q 2011	2Q 2010	Difference
Net Fuel Expense per Metric Ton	(6.52)	(7.54)	-1.02 or -13.5%	(6.82)	(7.64)	-0.82 or -10.7%
Voyage Expenses other than fuel	(5.08)	(3.31)	1.77 or 53.5%	(5.24)	(3.44)	1.80 or 52.2%
Increase in Running Cost	1.54 or 20.6%			2.06 or 27.1%		

- Freight rates increased as a result of fuel price adjustments, as well as by average price increases and a more efficient cargo mix
- Average freight levels (excluding fuel adjustments) increased by $0.39 per ton when comparing 1H 2011 vs 1H 2010
- Voyage Expenses other than fuel expenses increased $1.77 per ton when comparing 1H 2011 vs 1H 2010 mainly as a result of our River Container Trade which increased the number of third party harbor tugs and higher port expenses
- Our average running costs per ton increased 21% when comparing 1H 2011 vs 1H 2010 mainly due to crew cost and maintenance increases compounded by revaluations of local currencies against the U.S. dollar

Re-engining Program Status and Estimated Potential Savings

Pushboats currently operating under fuel-oil

- Zonda I
- Cavalier X

Pushboats to be operational in 3Q 2011

- Pampero I
- Asunción

Seven additional pushboats to be re-engined as part of our 11-pushboat program

Potential Annual Fuel Savings per Heavy Fuel / Diesel price gap when re-engining program is completed



Savings (In $ Millions)
30
25
20
15
10
5
-
9.1
10.6
12.1
13.7
15.2
16.7
18.2
19.7
21.2
22.8
24.3
25.8
27.3
150
175
200
225
250
275
300
325
350
375
400
425
450
Price Gap (In $ / MT)
Heavy Fuel / Diesel price gap contemplated in original investment decision
$180 / MT
$289 / MT

Heavy Fuel / Diesel price gap as of July 18, 2011, was $289 [1] / MT, which is equivalent to a $17.5 million saving per year

(1) BunkerWorld: Spot gap between IFO 380 and Diesel in Singapore as of July 18, 2011

Continuing context of strengthening commodity production & prices

Paraguayan Seeded Area & Production (1)


Seeded Area
Production
10-year Production CAGR: 9%
Million Hectares & Tons
0
1
2
3
4
5
6
7
8
9
3.5
3.5
4.5
3.9
4.0
3.6
5.9
6.9
4.0
7.2
8.3
1.4
1.4
1.6
1.9
2.0
2.4
2.4
2.7
2.6
2.7
2.8
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011 (P)

Hidrovia Regional Iron Ore Production (2)


10-year CAGR: 16%
Production (In Million Tons)
0
1
2
3
4
5
6
7
1.3
1.1
1.6
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 (E)

Monthly Soybean Price - Oct 09 - Jun 11 (In $ per Metric Ton) (3)


354.86
379.3
357.65
427.18
512.05
499.77
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11

Monthly Iron Ore Price - Oct 09 - Jun 11 (In $ per Dry Metric Ton) (3)


86.79
172.47
126.36
145.34
187.18
179.26
170.88
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11

(1) Source: USDA Foreign Agricultural Service – Updated August 3 2011
(2) Industry Sources
(3) Source: Index Mundi and International Monetary Fund

Most Modern Automated Barge Building Shipyard in South America

- Yard produced 21 jumbo tank barges until February 2011 (close to 60% growth of end 2009 tanker fleet capacity) and has been producing jumbo dry barges thereafter (1 Jumbo = 1.66 Mississippi type barges)
- As of June 30, 2011, total static capacity was approximately 1.1 million dwt
- Estimated production rate of 1.7 jumbo barges per week during 3rd / 4th Quarter 2011
- Basis two full shifts → Can achieve run rate of 2 barges per week
- **Currently close to completing 2nd full shift**

Pro-Forma Static Capacity Potential Growth(1)


June 30, 2011 – 2015 105% basis 2 shifts
June 30, 2011 – 2015 53% basis 1 shift
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
1,112,032
65,000
130,000
130,000
130,000
130,000
1,697,032
2,282,032
Total capacity working one shift
30-Jun-11
2H 2011
2012
2013
2014
2015
Total 1 Shift
Total 2 Shifts
By December 31, 2015

Building jumbo-sized barges estimated to be 40% cheaper than alternative cost of acquiring barges

ULTRAPETROL


River
Offshore Supply
Ocean

Offshore Supply Business 2Q 2011 Highlights

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Six months ended June 30, 11	Six months ended June 30, 10	% Change	2Q 11	2Q 10	% Change
Revenues	$27,667	$25,648	8%	$14,994	$13,438	12%
Voyage Expenses	(1,691)	(1,780)	-5%	(807)	(706)	14%
Running Costs	(15,036)	(12,212)	23%	(7,459)	(5,751)	30%
Administrative and commercial expenses	(3,944)	(3,662)	8%	(1,970)	(1,747)	13%
Other operating income	1,349	610	121%	0	-	
Net (loss) attributable to non-controlling interest in subsidiaries	(56)	(273)	-79%	(74)	(125)	-41%
Other net	3	3	0%	3	-	
Net gains (loss) on derivatives	(5)	-		(5)	-	
Segment Adjusted EBITDA	$8,287	$8,334	-1%	$4,682	$5,109	-8%

- **Our revenues increased 12% in 2Q 2011 mainly due to the full second quarter operation of our *UP Turquoise* which entered into service with Petrobras on March 12, 2011, and by the full quarter operation of our *UP Diamante* which had a scheduled drydock during 2Q 10**

- **Increase in running costs is mainly attributable to our *UP Turquoise* which was delivered on December 20, 2010, coupled with a general increase in crew and maintenance costs of our PSV fleet in Brazil caused mainly by the revaluation of the Brazilian real → This tendency will probably continue in 2H 2011**

Offshore Supply Business Update

- We currently employ 7 PSVs in Brazil on 1-4 year term contracts with Petrobras at strong rates (1)



Petrobras Large PSV (+4,500 dwt) Fixtures in Brazil since 2006
$ / Day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
17,500
23,000
32,000
29,500
28,086
33,957 (2)
Average Rate
2006
2007
2008
2009
2010
2011
Charter Starting Year



North Sea & Brazilian Daily Average Gross Earnings for our fleet in US Dollars (3)
$ / Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
17,970
28,029
29,065
27,895
29,567
FY 2009
1H 2010
1H 2011
2Q 2010
2Q 2011

- On June 10, 2011, our second Chinese newbuilding, *UP Jasper*, was delivered
- This PSV is expected to commence operations in the North Sea during 3Q 2011



North Sea Spot Rates in British Pounds (4)
(In British Pounds / day)
25,000
20,000
15,000
10,000
5,000
-
7,639
6,396
9,514
11,330
16,813
20,208
20,309
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11

(1) Closest contract expiry: August 2012
(2) Industry sources: includes vessel rates offered that have been accepted but not awarded
(3) Company calculations / data
(4) Source: Seabreeze as of July 2011

Petrobras' $224 Bn CAPEX Program continues as planned

- Brazilian demand for PSVs in conjunction with a limited supply of these vessels is pushing day rates up
- As Petrobras continues its offshore exploration and enhances its operations, PSV demand is expected to remain strong

Critical Resources	Current Situation (Dez/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	34	32 (1)	53 (2)
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	53	63	84
Others (Jacket and TLWP)	79	81	83	85

# of drilling rigs has tripled in one year

Petrobras employed an additional 33 PSVs in the last 12 months

By 2020, an additional 64 vessels will be required as opposed to Dec 09 estimate

Additional 136 vessels required by 2013

26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:
- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

Source: Petrobras - Congresso Brasileiro Do Aço E Expoaço – June 2, 2011

- Petrobras closed 2010 as the world's third largest energy company in terms of market capitalization (1)
- 2011-2014 Business Plan suggests a $224.7 billion investment which includes 26 oil rigs contracted and 28 to be built by 2020
- Latest review of Pre-Salt development area extended recoverable volume potential beyond 8 Bn boe → This couples with the 5 Bn boe acquired in the Transfer of Rights (2)
- First well to produce on a commercial basis in the Santos Basin pre-salt registered Petrobras' highest volume of production in May, confirming the high potential of Brazil's pre-salt reservoirs (3)

These developments may push demand and PSV rates up further in the future

(1) PFC Energy
(2) Source: Petrobras Press Release dated April 29, 2011
(3) Source: Petrobras Press Release dated July 7, 2011

Young and hi-spec Offshore Supply Fleet

Fleet in Operation

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status
UP Safira	4,200	840 m^2	2005	Brazil	Chartered
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered
UP Jasper	5,250	1,020 m^2	2011	North Sea (1)	In Transit
Subtotal	**35,700**	**7,080 m^2**			

Operating under long-term charters with Petrobras → 1-4 years remaining in contract

Fleet under construction

Vessel	Capacity (dwt)	Deck Area	Status	Expected Delivery
UP Jade	4,200	840 m^2	Keel Laid	4Q 2011
UP Amber	4,200	840 m^2	Keel Laid	1Q 2012
UP Pearl	4,200	840 m^2	Keel Laid	2Q 2012
UP Onyx	4,200	840 m^2	Keel Laid	4Q 2012
Subtotal	**16,800**	**3,360 m^2**		

Presently uncommitted expected to be placed on long-term charters

Note: Scheduled deliveries according to shipyard – These delivery dates have been delayed and should therefore not be considered as final

(1) Presently in transit – Expected to commence spot market activity as of September 2011

ULTRAPETROL


River
Offshore Supply
Ocean

Ocean Business 2Q 2011 Highlights

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Six months ended June 30, 11	Six months ended June 30, 10	% Change	2Q 11	2Q 10	% Change
Revenues	$30,815	$30,655	1%	$16,442	$12,910	27%
Voyage Expenses	(9,476)	(4,823)	96%	(5,185)	(2,083)	149%
Running Costs	(14,681)	(14,281)	3%	(8,023)	(6,814)	18%
Administrative and commercial expenses	(3,864)	(3,853)	0%	(1,606)	(2,149)	-25%
Other operating income (expenses)	(28)	(150)	-81%	(28)	9	
Net gains on derivatives	-	9,369		-	266	
Unrealized non-cash gains on FFAs	-	(1,250)		-	1,251	
Investment in Affiliates	(7)	(23)	-70%	2	(8)	
Net income attributable to non-controlling interest in subsidiaries	-	-		-	-	
Other net	33	(9)		11	(93)	
Segment Adjusted EBITDA	**$2,792**	**$15,635**	**-82%**	**$1,613**	**$3,289**	**-51%**

- **The most significant difference between the first half of 2010 and 2011 is that in 1H 2010 we still operated 2 to 3 Capesize vessels whose earnings were secured at very high levels with FFA contracts**
- **All our remaining Capesize vessels were sold and delivered in 2010**
- **Our 2011 Ocean Business results come solely from existing tankers and our new feeder container service which grew from one to two vessels in 1H 2011**
- **Increase in revenues of 27% when comparing 2Q 2011 vs 2Q 2010 mainly due to the full quarter operation of our *M.V. Asturiano* and *M.V. Argentino* and to the contractual hire adjustments of the charter rates of our Product Tankers to reflect higher running costs**
- **Partially offset by:**
  - **Termination of our Capesize fleet and associated FFA coverage**
  - **The re-delivery of the *Mediator I*, which was under bareboat charter to us, on October 6, 2010**
- **Increase in Voyage Expenses is mainly driven by the operation of our container feeder vessels *M.V. Asturiano* and *M.V. Argentino* (typically the container trade will generate higher revenues but also higher expenses than net daily time charter hire earned by a bulk carrier or a tanker)**
- **Running Costs increased mostly as a result of the operation of our *M.V. Asturiano* and *M.V. Argentino***

Tanker and Container Trade

Tanker Vessels

- Our Tanker vessels are under term contracts with oil majors and operate in cabotage flag-restricted trades providing transport services to local refineries
- Relatively stable operating environment

Container Vessels

- We currently operate a fleet of two container vessels operating in a flag-restricted trade in South America
- Vessels are currently calling Ushuaia, Buenos Aires, Bahía Blanca and Montevideo ➔ Primary route
- Southbound container transportation is currently at very healthy occupancy rates ➔ Ample room to expand on the Northbound trade
- Overall, this segment is exceeding company expectations

Feeder Container Line Monthly Loadings (1)


Entry into operation of 2nd vessel
TEUs Transported
6,000
5,000
4,000
3,000
2,000
1,000
0
505
1,271
1,142
2,203
1,298
2,006
1,987
1,669
2,689
4,851
3,946
4,333
4,635
5,030
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11

(1) TEUs assigned to the month when the commencement of operation took place

Historical CAPEX – 2011 and 2015 EBITDA Estimates

Ultrapetrol has laid the foundation of its future growth with a 5-year investment plan

Historical CAPEX

- Ultrapetrol has invested (and is continuing to invest) approximately $550 million across its business segments over the last 5 years (2007-2011)



Historical Consolidated CAPEX
In $ Millions
200
180
160
140
120
100
80
60
40
20
0
180.6
135.9
90.1
68.2
77.1
82.0
2007
2008
2009
2010
2011 (P)
2012 (P)



FY 2011 EBITDA Range
Proforma EBITDA 2015
In $ Millions
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
-
62.0
72.0
140.9
Low end
High end
Proforma 2015 (1)

The Company expects its full-year 2011 adjusted EBITDA to be between $62.0 and $72.0 million

1H 2011 adjusted EBITDA of $24.6 million in line with guidance range provided of $22.5 - $24.5 million

(1) As per previous indications provided by the Company

Future CAPEX Program 2H 2011 – FY 2012

In thousands of dollars	2H 2011	FY 2012	Total
River Business			
Barge Building/Repowering/Rebottoming	26,267	48,950	75,217
Total River Business	**26,267**	**48,950**	**75,217**
Offshore Supply Business			
PSVs Under Construction	4,403	30,821	35,224
Dry docks	-	1,800	1,800
Total Offshore Supply Business	**4,403**	**32,621**	**37,024**
Ocean Business			
Paraná Petrol	750	-	750
Dry docks	1,200	400	1,600
Total Ocean Business	**1,950**	**400**	**2,350**
Ultrapetrol Total CAPEX	**32,620**	**81,971**	**114,591**

Total CAPEX 2H 2011-2012: $114.6 million

- **Cash & Cash Equivalents as of June 30, 2011, of approximately $45.1 million**
- **Undrawn portion of DVB / Natixis loan agreement as of June 30, 2011: $66.0 million**

Total Available Funds before own cash generation: $111.1 million

CAPEX program fully covered for remainder of 2011 and 2012 (including cash generation)

This is a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.

Quarter-on-Quarter Ultrapetrol's Selected Statement of Operation Data

($000's)	Six months ended June 30, 11	Six months ended June 30, 10	% Change	2Q 11	2Q 10	% Change
Revenues						
Attributable to River Business	$69,811	$58,534	19%	$38,535	$34,259	12%
Attributable to Offshore Supply Business	27,667	25,648	8%	14,994	13,438	12%
Attributable to Ocean Business	30,815	30,655	1%	16,442	12,910	27%
Total revenues	**128,293**	**114,837**	**12%**	**69,971**	**60,607**	**15%**
Voyage expenses						
Attributable to River Business	(32,117)	(21,628)	48%	(18,839)	(12,399)	52%
Attributable to Offshore Supply Business	(1,691)	(1,780)	-5%	(807)	(706)	14%
Attributable to Ocean Business	(9,476)	(4,823)	96%	(5,185)	(2,083)	149%
Total voyage expenses	**(43,284)**	**(28,231)**	**53%**	**(24,831)**	**(15,188)**	**63%**
Running costs						
Attributable to River Business	(19,806)	(14,830)	34%	(11,498)	(8,410)	37%
Attributable to Offshore Supply Business	(15,036)	(12,212)	23%	(7,459)	(5,751)	30%
Attributable to Ocean Business	(14,681)	(14,281)	3%	(8,023)	(6,814)	18%
Total running costs	**(49,523)**	**(41,323)**	**20%**	**(26,980)**	**(20,975)**	**29%**
Amortization of Dry Dock & Intangible Assets	(2,101)	(1,913)	10%	(1,009)	(989)	2%
Depreciation of Vessels and Equipment	(16,476)	(15,031)	10%	(8,368)	(7,232)	16%
Administrative and commercial expenses	(13,870)	(12,935)	7%	(6,575)	(6,694)	-2%
Other operating income	2,912	513	468%	1,130	65	
Operating profit	**$5,951**	**$15,917**	**-63%**	**$3,338**	**$9,594**	**-65%**
Attributable to River Business	3,868	8,432	-54%	1,546	6,457	-76%
Attributable to Offshore Supply Business	3,962	5,244	-24%	2,517	3,535	-29%
Attributable to Ocean Business	(1,879)	2,241		(725)	(398)	82%
Segment Adjusted EBITDA						
Attributable to River Business	12,641	16,132	-22%	5,853	10,371	-44%
Attributable to Offshore Supply Business	8,287	8,334	-1%	4,682	5,109	-8%
Attributable to Ocean Business	2,793	15,635	-82%	1,614	3,289	-51%
Discontinued Operations	0	(510)		0	4	
Financial Income	245	203	21%	83	111	-25%
Other financial expense	605	(2,550)		421	(1,269)	
Adjusted EBITDA	**$24,571**	**$37,244**	**-34%**	**$12,653**	**$17,615**	**-28%**

Quarter-on-Quarter Ultrapetrol's Income Statement

($000's)	Six months ended June 30, 11	Six months ended June 30, 10	2Q 11	2Q 10
Revenues	$128,293	$114,837	$69,971	$60,607
Voyage Expenses	(43,284)	(28,231)	(24,831)	(15,188)
Running Costs	(49,523)	(41,323)	(26,980)	(20,975)
Depreciation and amortization	(18,577)	(16,944)	(9,377)	(8,221)
Administrative and commercial expenses	(13,870)	(12,935)	(6,575)	(6,694)
Other operating income	2,912	513	1,130	65
Operating income	**5,951**	**15,917**	**3,338**	**9,594**
Financial expense and other Financial expenses	(16,763)	(14,968)	(8,205)	(7,516)
Financial Income	245	203	83	111
Net Gains (Losses) on Derivatives, net	(5)	9,369	(5)	266
Investment in Affiliates	(411)	(155)	(302)	(110)
Other, net	(335)	(451)	(185)	(328)
Income Taxes	(3,271)	(642)	(1,612)	(1,232)
Net (loss) attributable to non-controlling interest in subsidiaries	(56)	(273)	(74)	(125)
Net income (loss) from continuing operations	**(14,645)**	**9,000**	**(6,962)**	**660**
Basic EPS from continuing operation	($0.50)	$0.31	($0.24)	$0.02
Net (loss) from discontinued operation	-	(515)	-	-
Basic EPS from discontinued operation	$0.00	($0.02)	$0.00	$0.00
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($14,645)**	**$8,485**	**($6,962)**	**$660**
EPS (In USD)	($0.50)	$0.29	($0.24)	$0.02
Adjusted EBITDA	**$24,571**	**$37,244**	**$12,653**	**$17,615**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	2,082	(1,274)	952	(172)
Non-cash (gains) losses on FFAs (1)	-	(1,250)	-	1,251
Non-Cash Loss on write-down of vessels	-	-	-	-
Income tax litigation one time event	-	-	-	-
Adjusted net income (loss)	**($12,563)**	**$5,961**	**($6,010)**	**$1,739**
Adjusted EPS (In $)	**($0.43)**	**$0.20**	**($0.20)**	**$0.06**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol's Balance Sheet

($000's)	At June 30, 2011	At December 31, 2010	% Change
ASSETS			
Cash & Cash Equivalents	$45,079	$105,570	-57%
Accounts Receivables	34,857	24,675	41%
Other Current Assets	39,961	32,750	22%
Vessels and Equipment, Net	652,630	612,696	7%
Non-current Other Receivables	3,827	5,796	-34%
Non-current Restricted Cash	1,183	1,183	0%
Other Non-current Assets	39,909	41,127	-3%
TOTAL ASSETS	**$817,446**	**$823,797**	**-1%**
LIABILITIES			
Accounts Payable	29,187	24,054	21%
Accrued Interest	5,004	2,278	120%
Current Portion of Long-term Financial Debt	17,911	27,586	-35%
Other Current Liabilities	6,808	10,759	-37%
Long-term Financial Debt	483,691	471,793	3%
Deferred Income Tax Liability	19,337	16,142	20%
Non-current Other Payables	1,197	2,391	-50%
UPB Shareholder's Equity	248,924	263,463	-6%
Non-controlling interest in subsidiries	5,387	5,331	1%
TOTAL LIABILITIES & EQUITY	**$817,446**	**$823,797**	**-1%**

Debt Repayment Schedule

- Balanced yearly principal repayments in the medium term
- No refinancing in the short and medium term
- Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
- Our $80.0 million convertible note is senior unsecured with a bullet repayment in 2017 (if not converted)
- All of our long term loans are conservatively structured with loan to value ratios that match current values



Yearly Capital Repayments as of June 30, 2011, Excluding Repayment of $180.0 million Note in 2014 & $80.0 million Note in 2017
Principal Repayments (In $ millions)
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
7.1
21.2
26.1
20.9
20.9
42.4
28.5
31.9
28.9
6.8
6.9
2H 2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2020+

Thank You

Q & A

($000's)	At June 30, 2011	At June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**($14,589)**	**$8,758**
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss from discontinuing operations	-	515
Depreciation of vessels and equipment	16,476	15,031
Amortization of dry docking	2,013	1,695
Expenditure for dry docking	(1,559)	(4,222)
Gains on derivatives, net	5	(9,369)
Amortization of intangible assets	88	218
(Gain) Loss on sale of vessels	-	314
Share-based compensation	580	700
Debt issuance expense amortization	988	750
Net loss (gain) from investment in affiliates	411	155
Allowance for doubtful accounts	(221)	84
Changes in assets and liabilities:		
Decrease (increase) in assets:		
Accounts receivable	(9,961)	(4,592)
Receivable from related parties	-	-
Other receivables, operating supplies and prepaid expenses	(5,364)	(3,247)
Other	(185)	2,226
Increase (decrease) in liabilities:		
Accounts payable	5,408	5,205
Accrued interest	2,726	54
Payable to related parties	-	-
Other	(2,351)	483
Net cash provided by operating activities from continuing operations	**($5,535)**	**$14,758**
Net cash (used in) provided by operating activities from discontinued	**$0**	**($1,960)**
Total cash flows from operating activities	**($5,535)**	**$12,798**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of vessels and equipment	(56,820)	(44,833)
Proceeds from disposals of vessels	-	26,656
Other	-	1,983
Net cash (used in) investing activities from continuing operations	**(56,820)**	**(16,194)**
Net cash provided by investing activities from discontinued operations	**$0**	**$1,950**
Total cash flows (used in) investing activities	**($56,820)**	**($14,244)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Scheduled repayments of long-term financial debt	(6,227)	(5,507)
Early repayments of long-term financial debts	(15,000)	-
Proceeds from long-term financial debt	23,450	-
Other	(359)	(280)
Net cash (used in) financing activities from continuing operations	**1,864**	**(5,787)**
Net (decrease) in cash and cash equivalents	**($60,491)**	**($7,233)**
Cash and cash equivalents at the beginning of year [1]	**$105,570**	**$53,201**
Cash and cash equivalents at the end of period [2]	**$45,079**	**$45,968**

Appendix (cont'd)

Segment operating profit (loss) to Adjusted EBITDA reconciliation

($000's)	Second Quarter Ended June 30, 2011 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$1,546	$2,517	($725)	$3,338
Depreciation and amortization	4,811	2,241	2,325	9,377
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(305)	(74)	3	(376)
Net (loss) on derivatives	-	(5)	-	(5)
Other net	(199)	3	11	(185)
Segment Adjusted EBITDA	**$5,853**	**$4,682**	**$1,614**	**$12,149**
Items not included in Segment Adjusted EBITDA				
Financial income				83
Other financial expenses				421
Adjusted Consolidated EBITDA from continuing operations				$12,653
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$12,653**

Segment operating profit (loss) to Adjusted EBITDA reconciliation

($000's)	River	Offshore Supply	Ocean	TOTAL
	Second Quarter Ended June 30, 2010			
Segment operating (loss) profit	$6,457	$3,535	($398)	$9,594
Depreciation and amortization	4,251	1,699	2,271	8,221
Loss on write-down vessels	-	-	-	-
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(102)	(125)	(8)	(235)
Net gains on derivatives	-	-	266	266
Realized net gain on FFAs			1,251	1,251
Other net	(235)	-	(93)	(328)
Segment Adjusted EBITDA	**$10,371**	**$5,109**	**$3,289**	**$18,769**
Items not included in Segment Adjusted EBITDA				
Financial income				111
Other financial expenses				(1,269)
Adjusted Consolidated EBITDA from continuing operations				$17,611
Adjusted Consolidated EBITDA from discontinued operations				$4
Adjusted Consolidated EBITDA				**$17,615**

Appendix (cont'd)

($000's)	River	Offshore Supply	Ocean	TOTAL
	Six months Ended June 30, 2011			
Segment operating (loss) profit	$3,868	$3,962	($1,879)	$5,951
Depreciation and amortization	9,549	4,383	4,645	18,577
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(405)	(56)	(6)	(467)
Net (loss) on derivatives	-	(5)	-	(5)
Other net	(371)	3	33	(335)
Segment Adjusted EBITDA	**$12,641**	**$8,287**	**$2,793**	**$23,721**
Items not included in Segment Adjusted EBITDA				
Financial income				245
Other financial income				605
Adjusted Consolidated EBITDA from continuing operations				$24,571
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$24,571**

Appendix (cont'd)

($000's)	River	Six months Ended June 30, 2010 Offshore Supply	Ocean	TOTAL
Segment operating profit	$8,432	$5,244	$2,241	$15,917
Depreciation and amortization	8,277	3,360	5,307	16,944
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(132)	(273)	(23)	(428)
Net gains on derivatives	-	-	9,369	9,369
Non-cash (gains) losses on derivatives, net			(1,250)	(1,250)
Other net	(445)	3	(9)	(451)
Segment Adjusted EBITDA	**$16,132**	**$8,334**	**$15,635**	**$40,101**
Items not included in Segment Adjusted EBITDA				
Financial income				203
Other financial expenses				(2,550)
Adjusted Consolidated EBITDA from continuing operations				$37,754
Adjusted Consolidated EBITDA from discontinued operations				($510)
Adjusted Consolidated EBITDA				**$37,244**